UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members (which shall be defined to include only the persons referred to as Separately Filing Group Members in Schedule B attached to this Amendment No. 14 to this Schedule 13D), Raul Marcelo Claure and Claure Mobile (Raul Marcelo Claure and Claure Mobile, together, the “Claure Parties”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6, and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile, and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 15 (this “Amendment No. 15”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members and the Claure Parties, which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 15 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

       This Item 3 is hereby amended and supplemented as follows:

       The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

On September 6, 2021, Deutsche Telekom entered into the 2021 Master Framework Agreement (the “2021 Master Framework Agreement”), by and among Deutsche Telekom, SoftBank and Project 6.

Pursuant to the terms of the 2021 Master Framework Agreement, Deutsche Telekom agreed that it will exercise its right to acquire 19,017,795 shares of Common Stock granted by Project 6 pursuant to the SB-DT Call Option, dated June 22, 2020 (which is filed as Exhibit 51 hereto) (the “Floating Options”) and its right to acquire 26,348,874 shares of Common Stock granted by Project 6 pursuant to the Replacement SB-Newco Call Option, dated October 6, 2020 (which is filed as Exhibit 57 hereto) (the “Fixed Options”).

Pursuant to the Call Option Support Agreement, dated June 22, 2020 (which is filed as Exhibit 54 hereto), Deutsche Telekom elected to settle the strike price with respect to the Floating Options and the Fixed Options in the form of no par value registered shares of Deutsche Telekom (“DT Shares”).  Pursuant to the 2021 Master Framework Agreement, the exercise price with respect to the 19,017,795 Floating Options that will be exercised will be adjusted to equal 225,000,000 less the number of DT Shares issuable upon the exercise of the Fixed Options.  In aggregate, Deutsche Telekom will issue to SoftBank a total of 225,000,000 DT Shares following closing of the option exercises.  The exercise date of the Floating Options and Fixed Options will be the date that is two business days following the issuance of an audit report by an appointed auditor confirming a successful mandatory audit required under German law in connection with the issuance of the new DT Shares by Deutsche Telekom by utilizing its authorized capital.

The 2021 Master Framework Agreement also contains provisions pursuant to which Deutsche Telekom has agreed that it will prioritize the use of cash proceeds from certain potential divestitures to exercise additional fixed options under the Replacement SB-Newco Call Option and floating options under the SB-DT Call Option for cash, up to an aggregate of $2.4 billion of total exercise price, subject to certain conditions and provided that Deutsche Telekom is under no obligation to undertake any such divestitures.

Deutsche Telekom and Softbank have also agreed that in connection with specified future exercises of floating options under the SB-DT Call Option (other than the exercise of 19,017,795 Floating Options described above), the exercise price of the floating options will be the lesser of (i) the average of the daily VWAPs of the Common Stock for the 20 trading days beginning on, and including, the scheduled trading day immediately following the date of delivery of the notice of exercise and (ii) the average of the daily VWAPs of the Common Stock for (x) the period of 20 trading days immediately preceding the date of delivery of the notice of exercise and (y) the 20 trading days beginning on, and including, the scheduled trading day immediately following the date of delivery of the notice of exercise.  The periods described in clauses (i) and (ii)(y) of the foregoing shall be subject to adjustment in certain circumstances.

Also in connection with the 2021 Master Framework Agreement, Deutsche Telekom has provided its consent under the Proxy Agreement for SoftBank to have additional flexibility to pledge its shares of Common Stock in connection with the entry into margin loans and other monetization transactions, provided that Deutsche Telekom will continue to have the right to direct the vote of such shares of Common Stock and such shares of Common Stock will continue to be subject to the terms of the remaining fixed options under Replacement SB-Newco Call Option and floating options under the SB-DT Call Option.

In addition, SoftBank has agreed to continue to waive certain rights it would have to transfer the remaining 4,800,000 shares of Common Stock that it holds that do not underlie the Call Options and up to 5,000,000 of SoftBank True-Up Shares, as defined in the Letter Agreement dated as of February 20, 2020 (which is filed as Exhibit 45 hereto) (to the extent the earnout targets are reached), and accordingly, those shares of Common Stock generally may not be transferred without Deutsche Telekom’s consent prior to April 1, 2024.

The foregoing summary of the 2021 Master Framework Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the 2021 Master Framework Agreement, which is filed as Exhibit 24 hereto.  Capitalized terms used in the foregoing description are used as defined in the 2021 Master Framework Agreement.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

58	2021 Master Framework Agreement, dated as of September 6, 2021, by and among Deutsche Telekom, SoftBank and Project 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2021

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the Separately
Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	106,291,623 (8.5%)	0	0	106,291,623	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	106,291,623 (8.5%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on October 6, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of October 6, 2020.

(3) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Certain Information Regarding the Claure Parties(4)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(5), (6)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791 (7)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(4) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(5) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(6) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(7) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.